SCHNEIDER WEINBERGER & BEILLY LLP
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April 26, 2011
'CORRESP'

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention:	Heather Clark, Division of Corporate Finance
Linda Cvrkel, Branch Chief

Re:	China Armco Metals, Inc.
Form 10-K for the year ended December 31, 2009 and Form 10-K for the year ended December 31, 2010
File No. 001-34631

Ladies and Gentlemen:

China Armco Metals, Inc. (the “Company”) is in receipt of the staff’s comment letter dated April 14, 2011. Following are the Company’s responses to the staff’s comments contained in such letter.

Annual Report on Form 10-K for the year ended December 31, 2009
Item 9A Controls and Procedures, page 31
Management’s Report on Internal Control over Financial Reporting, page 31

1.
We refer to your responses to our prior comments 1 through 3.  Please review future filings to include disclosure concerning the relevant US GAAP experience of the internal personnel and consultants preparing your US GAAP financial statements.  We would expect the disclosure to be in a level of detail similar to your response.  Your revised disclosure should also include the relevant US GAAP experience of Mr. Thomson and why the company believes Mr. Thomson is qualified to serve as the audit committee’s financial expert.

RESPONSE: The Company respectfully notes Staff’s comment and confirms that it will, in its future filings, disclose the relevant US GAAP experience of the internal personnel and consultants preparing its US GAAP financial statements, as well as Mr. Thomson’s qualification as the audit committee’s financial expert, in addition to his relevant US GAAP experience.

Annual Report on Form 10-K for the year ended December 31, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
Critical Accounting Policies, page 30

2.
We refer to the company’s response to our prior comment 3 in its letter dated January 20, 2011.  You agreed to address our concerns regarding the disclosure of critical accounting policies in it December 31, 2010 10-K.  However, we know no enhanced disclosure as a result of our comment and the critical accounting policies continue to refer to the accounting policy footnote 2.  In this regard, beginning with your next quarterly report for the period ended March 31, 2011, revise your critical accounting estimates disclosures to: (i) provide greater insight into the quality and variability of information in the consolidated financial statements; (ii) address specifically why the accounting estimates or assumptions bear the risk of change; (iii) analyze the factors on how the company arrived at material estimates including how the estimates or assumptions have changed in the past and is reasonably likely to change in the future; and (iv) analyze the specific sensitivity to change of your critical accounting estimates or assumptions based on other outcomes with quantitative and qualitative disclosure, as necessary.  Refer to the guidance in Section V of FRR-72 (Release No. 33-8350).  Please confirm your understanding and that you will comply in your next Form 10-Q for the quarter ended March 31, 2011.

RESPONSE: The Company respectfully notes Staff’s comment and acknowledges that it’s the Company’s responsibility to comply existing MD&A disclosure requirements. The Company confirms that, beginning with its quarterly report on Form 10-Q for the quarter ended March 31, 2011, it will expand the discussion regarding critical accounting estimates required in Section V of FRR-72.

Notes to the Consolidated Financial Statements

3.
We note that the company measures certain assets and liabilities at fair value on a recurring basis, including but not limited to, marketable securities, derivative instruments, and debt instruments.  In this regard, please revise your notes to the financial statements beginning with your next quarterly report filed on Form 10-Q to include all disclosures required by ASC 820-10-50.  To the extent the company has assets that it measures at fair value on a non-recurring basis subsequent to initial recognition (e.g. impairment of assets), you are also required to provide the disclosure required by ASC 820-10-50-5.  As part of your next response, confirm your understanding of this matter and provide us with your planned disclosure.

RESPONSE: The Company’s assets and liabilities that are measured at fair value on a recurring basis involve level 1 inputs. Beginning with the quarterly report to be filed on Form 10-Q for the quarter ended March 31, 2011, the Company will include a “Fair Value Measurement and Disclosure” footnote to the consolidated financial statements, which will disclose the inputs used to develop the fair value measurements for assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to initial recognition in accordance with ASC 820-10-50.

For assets and liabilities that are measured at fair value on a nonrecurring basis, the Company will disclose the following information as required under ASC 820-10-50-5: (i) The fair value measurements recorded during the period and the reason for the measurement; (ii) The level within the fair value hierarchy in which the fair value measurements in their entirety fall; (iii) For fair value measurements using significant unobservable inputs, a description of the inputs and the information used to develop the inputs; and (iv) The inputs and valuation techniques used to measure fair value and a discussion of changes in the valuation techniques and related inputs used to measure similar assets and liabilities in prior period.

Pledged Deposits, page F-8

4.
We note that pledged deposits have significantly increased over fiscal 2009 to $12.6 million at December 31, 2010 and consist of amounts held in financial institutions for outstanding letters of credit maturing in specified period.  We also note from your disclosure on page F-17, that pledged deposits represent cash with financial institutions as collateral to the letters of credit issued by these financial institutions to be released to pay vendors upon receipt of goods by the company.  In this regard, please tell us and revise future filings to disclose why management believes it is appropriate to classify such amounts as current assets.  Your revised disclosure and responses to us should include the specific periods for which the cash as collateral for outstanding letters if credit are to be released or mature.

RESPONSE:

The Company uses letters of credit in connection with its purchases of ferrous and non-ferrous ores and metals, and the recycling of scrap steel for distribution.  The issuing financial institutions of those letters of credit require the Company to deposit and pledge certain percentage of the maximum amount stipulated under those letters of the credit as collateral.  The pledged deposits are either released to the Company in the event of vendors' non-performance or to be released to the Company as part of the payment toward the letters of credit when vendors delivers the goods under those letters of credit on or before the maturity date.  The management believes it is appropriate to classify such amounts as current assets as those letters of credit are of a short term nature, three to nine months in length from the date of issuance.  The following is a detailed schedule of the pledged deposits, and for each item on the schedule, the time period or date for which the corresponding liability matures:

	December 31, 2010	December 31, 2009
Armco & Metawise
Letters of credit (i)	$427,553	$194,700
Armet
Bank acceptance notes payable (ii)	1,906,684	-

Deposits for release of collateralized finished goods for shipment (iii)	7,135,727	-
Henan Armco
Letters of credit (iv)	3,174,707	584,469

Total	$12,643,671	$779,169

(i)
As of March 31, 2011, $125,084 in aggregate were released to the Company due to vendors' non-performance and the remaining balance of $302,469 are to be released to the Company as part of the payment toward those letters of credit when those letters of credit matures ranging from May 11, 2011 through May 30, 2011.

(ii)	To be released to the Company as part of the payment toward those banker’s acceptance notes payable when those notes mature ranging from May 10, 2011 through May 30, 2011.

(iii)
As of March 31, 2011, $6,049,790 in aggregate were released to the Company for release of collateralized finished goods for shipment and payment of loans and the remaining balance of $1,085,937 are to be released to the Company.

(iv)
As of March 31, 2011, $2,572,994 in aggregate were released to the Company due to vendors' non-performance and the remaining balance of $601,713 are to be released to the Company as part of the payment toward those letters of credit when those letters of credit matures ranging from May 10, 2011 through June 30, 2011.

The Company will include a detailed schedule of the pledged deposits, and for each item on the schedule, the time period or date for which the corresponding liability matures beginning with the Company's next quarterly report for the period ended March 31, 2011.

The Company trusts the foregoing sufficiently responds to the staff’s comments.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc:	Mr. Kexuan Yao, CEO
Li & Company, PC